Fourth-Quarter and Full-Year 2011
Financial Results
February 28, 2012
Grupo TMM

Forward-Looking Statements

On Today’s Call
• José Serrano, Chairman and CEO
• Jacinto Marina, Deputy CEO
• Carlos Aguilar, CFO
• Luis Ocejo, Maritime
• Roberto Martínez, Ports and Terminals

Maritime Utilization
Above Industry Average
*Millions of U.S.$
4
Product Tankers
Y2011
Offshore Vessels

Net Debt Reduced $26.9m in 2011
	As of 12/31/10	As of 12/31/11
Mexican Trust Certificates**	$786.4	$684.3
Securitization Facility	11.8	0.0
Other Corporate debt	73.9	68.2
Total Debt	$872.1	$752.5
Cash	142.3	77.1
Net Debt	$729.8	$675.4
• Peso-denominated debt reduced $93.9m from depreciation of peso vs. dollar
• Net debt reduced $26.9m in Y2011
• FCF of $3.6m at year end
• Of total debt, only 2.3%, or $17.2m, is short term
*Millions of U.S.$
5
* Book Value
** 20-year term, peso denominated and non-recourse to the Company
Exchange Rate: 12.38 pesos/dollar at 12/31/10 and 13.95 pesos/dollar at 12/31/11
Total Debt*

Consolidated Revenue
*Millions of U.S.$

-12.6%
-11.9%

Consolidated Operating Profit
*Millions of U.S.$

Non-Recurring Benefit
One-Time
Charge
Operating Results
Q4 2010
Q4 2011
FY2010
FY2011
Operating Results With One-Time Charges and Benefits
-39.4%
-41.5%

Consolidated EBITDA and
Net Income
*Millions of U.S.$
8
-21.7%
-61.5%
Consolidated EBITDA
Net Income
+118.9%

Maritime Financial Results

*Millions of U.S.$
Revenue
Operating Profit
-31.2%
-30.4%
-14.4%
-6.8%

Maritime Financial Results
*Millions of U.S.$

EBITDA
EBITDA Margin
-18.7%
-2.5 pp

Maritime Financial Results
*Millions of U.S.$
• Offshore Vessels
• Harbor towage
 ➢ Increased ship calls
 ➢ Higher average revenue /call

Y2011 Revenue

TMM’s Maritime Fleet
Fleet: 28
Fleet: 6
Fleet: 5
Fleet: 2
Offshore Vessels - Sound of Campeche
Product Tankers - Pacific Coast & Gulf of
Mexico
Harbor Towage - Manzanillo
Chemical Tankers - Gulf of Mexico inter-
coastal services

Ports and Terminals Financial
Results
*Millions of U.S.$
13
Revenue
Operating Profit
-18.1%
+9.3%
-43.7%
-11.5%
• Q/Q cruise ship calls at Acapulco decreased from 46 calls to
 6 calls, mainly due to cruise ship lines changing routes

Ports and Terminals Financial
Results
Autos Handled at Puebla, Saltillo and Acapulco

+26.0%

Logistics Financial Results
• Excluding $6.7m from sale of assets in April 2010:
 ➢  Revenue decrease of 3.6% or $2.9m
• Auto hauling
 ➢ Revenue improved 21.3% and gross profit improved from a $0.4m loss to a $0.6m profit

Year 2012 and Beyond
• Acquisition of shipyard at Port of Tampico
 ➢ Working at full capacity
 ➢ Approximately 32% EBITDA margin in first year of operations
 ➢ Expect to have the necessary capabilities to build vessels at facility in short term

Year 2012 and Beyond
• Container and Liquids Terminal at Port of Tuxpan
 ➢ Concession to operate and environmental permits in place
• Add specialized offshore vessels to TMM’s fleet
 ➢ Meet increasing demand for deep water exploration in Mexico

Fourth-Quarter and Full-Year 2011
Financial Results
February 28, 2012
Grupo TMM